EX 3.1
CERTIFICATE OF AMENDMENT
TO THE CERTIFICATE OF INCORPORATION
OF PROTERRA INC

Proterra Inc (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify that:

FIRST: The name of this corporation is Proterra Inc, and the date on which the Certificate of Incorporation of this corporation (as amended, the "Certificate of Incorporation") was originally filed with the Secretary of State of the State of Delaware was June 11, 2021, under the original name ArcLight Clean Transition Corp., which was amended on June 14, 2021.

SECOND: Article IV, Paragraph 1 of the Certificate of Incorporation is amended and restated to as follows:

“1. Total Authorized. The total number of shares of all classes of stock that the Corporation has authority to issue is 1,010,000,000 shares, consisting of two classes: 1,000,000,000 shares of Common Stock, $0.0001 par value per share (“Common Stock”), and 10,000,000 shares of Preferred Stock, $0.0001 par value per share (“Preferred Stock”).”

THIRD: The foregoing amendment to the Certificate of Incorporation was duly approved by the Board of Directors of the Corporation.

FOURTH: Thereafter, pursuant to a resolution of the Board of Directors of the Corporation, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted and approved in accordance with the provisions of Section 242 of the DGCL.

IN WITNESS WHEREOF, Proterra Inc has caused this Certificate of Amendment to be executed by its President and Chief Executive Officer as of June 27, 2023.

By: /s/ Gareth Joyce
Name: Gareth Joyce
Title: President and Chief Executive Officer